DRW Securities, LLC

Financial Report
December 31, 2023

Filed as PUBLIC Information Pursuant to Rule 17a-(5)d
Under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51241

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DRW Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 W Madison, Suite 2500
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Fowler	512-807-5564	sfowler@drw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S Wacker, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/23/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Scott Fowler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DRW Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GREGORY PHILLIP WEESE
Notary Public, State of Texas
Comm. Expires 08-30-2026
Notary ID 133937392

Signature: ______________________

Title:
Director of Regulated Entities & FinOp

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managers and Members
DRW Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DRW Securities, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2004.

Chicago, Illinois
February 29, 2024

DRW Securities, LLC

Statement of Financial Condition
December 31, 2023

Assets	
Cash in bank	$ 7,368,153
Securities owned, at fair value	2,691,809,008
Derivative financial instruments owned, at fair value	380,162,697
Receivables from clearing brokers, net	64,981,238
Receivable from affiliate	1,066,152
Exchange memberships owned, at cost (fair value $630,000)	701,000
Other assets	296,180
Total assets	$ 3,146,384,428
Liabilities and Members' Equity	
Liabilities	
Payable to clearing broker, net	$ 2,447,068,747
Derivative financial instruments sold, at fair value	503,829,611
Securities sold, not yet purchased, at fair value	62,923,427
Payable to parent	50,930,373
Payables to affiliated companies	8,525,631
Other accrued expenses	6,376,095
	3,079,653,884
Members' equity	66,730,544
Total liabilities and members' equity	$ 3,146,384,428

See Notes to Financial Statement

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC (the Company) is an Illinois limited liability company and a majority-owned subsidiary of DRW Holdings, LLC (DRWH or the Parent). The Company engages in market making and proprietary trading activities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of several exchanges, including memberships with Cboe Global Markets, Nasdaq, and NYSE Group.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition.

Securities and derivative transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Related trading expenses are recorded on a trade-date basis as transactions occur. Futures transactions are recorded in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the statement of financial condition.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date.

Offsetting: When the requirements are met, the Company offsets the fair value of certain derivative financial instruments owned against derivative financial instruments sold with the same counterparty under the same master netting arrangement. See Note 7 for additional details.

Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker.

Additionally, when the requirements are met, the Company offsets certain amounts recognized for receivables from or payables to clearing brokers against fair value amounts recognized for net derivative positions held at the same clearing broker. No credit losses have been recorded due to the short duration of the receivables and the credit worthiness of the clearing brokers.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Exchange memberships: The Company's exchange memberships provide the right to conduct business on such exchanges and are recorded at cost, or if any impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value existed at December 31, 2023.

Income taxes: The Company is taxed as a partnership for U.S. income tax purposes and has no federal or state income tax liability. The Company's income is included in the federal and state income tax returns of its members.

ASC 740-10, "Income Taxes" – Overall, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions as of December 31, 2023. Further, as of December 31, 2023, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions it has taken or expect to take in future tax years. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

Recently issued accounting pronouncements: In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its financial statement and related disclosures.

Note 2. Receivables from and Payables to Clearing Brokers

Receivables from and payables to clearing brokers at December 31, 2023 consist of the following:

	Receivables	Payables
Cash	$ 4,970,014	$ (2,008,705,909)
Unsettled transactions	50,627,654	4,463,702,668
Futures contracts - open trade equity	9,383,570	(7,928,012)
	$ 64,981,238	$ 2,447,068,747

Payables to clearing brokers relates to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Private equity investments measured using net asset value as a practical expedient are not categorized within the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, options, and futures contracts, are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value, with the exception of exchange memberships, which are carried at cost on the statement of financial condition.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

		Fair Value Measurements Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value
Assets					
Securities owned					
Equity securities	$2,691,621,194	$2,691,621,194	$ -	$ -	$ -
Corporate bonds	17,814	-	17,814	-	-
Private equity investment	170,000	-	-	-	170,000
Derivative financial instruments owned					
Options	380,162,697	380,162,697	-	-	-
Receivables from clearing brokers					
Futures contracts - open trade equity	9,383,570	9,383,570	-	-	-
Payable to clearing broker					
Futures contracts - open trade equity	7,928,012	7,928,012	-	-	-
	$3,089,283,287	$3,089,095,473	$ 17,814	$ -	$ 170,000
Liabilities					
Securities sold, not yet purchased					
Equity securities	$ 62,923,427	$ 62,923,427	$ -	$ -	$ -
Derivative financial instruments sold					
Options	503,829,611	503,829,611	-	-	-
	$ 566,753,038	$ 566,753,038	$ -	$ -	$ -

The Company assesses the levels of its investments at each measurement date, and transfers between levels are recognized on the actual date of the event of change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 4. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated borrowing agreement with a lender in the amount of up to $25,000,000 which matures on March 26, 2026. The borrowing with this lender accrues interest at a rate based on the Secured Overnight Financing Rate, as defined. The borrowing is secured by the assets of an affiliate that are on deposit with the lender. For the year ended December 31, 2023, the Company had not drawn on this borrowing agreement, and has no interest outstanding.

The subordinated borrowing has been approved by FINRA and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5. Related-Party Transactions

The Company has an agreement with DRWH whereby direct and operating expenses are paid by DRWH and charged to the Company. Payable to parent on the statement of financial condition of approximately $50,930,000 is related to these activities.

Additionally, the Company transacts business with and incurs amounts due from and payable to other affiliates in the ordinary course of business. At December 31, 2023, approximately $8,526,000 represents payables to affiliated companies and approximately $1,066,000 represents a receivable from affiliated companies, in connection with such transactions.

The Company has an unsecured demand loan facility (Revolver) with an affiliated entity. The loan accrues interest at an annual rate of 5%. The Company has no amounts due to the affiliate in connection with the Revolver at December 31, 2023.

Note 6. Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity securities and derivatives such options and futures contracts. A significant portion of the trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions generally takes place through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

The Company’s market risk is attributable to potential changes in the market value of portfolios of financial instruments and is affected by various factors including the size and composition of positions held, interest rates, volatility and liquidity. Theoretically, the Company's exposure is equal to the cost or value of securities or contracts purchased and unlimited on securities or contracts sold short. The Company controls its overall exposure to market risk through various hedging strategies, analytical measures and techniques.

Purchased options on securities or futures contracts may provide the Company with the opportunity to deliver or to take delivery of the assets underlying the options at a contracted price. Options written on securities or futures contracts may obligate the Company to deliver or to take delivery of securities or futures contracts at a contracted price in the event the option is exercised by the holder. This may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or futures contracts in the open market. To minimize these risks, the Company may be long or short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company’s ultimate obligation may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company may hold other financial instruments, which can be used to hedge or settle these obligations.

Note 6. Risk (Continued)

The Company does not clear its own securities and futures transactions, and thus, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these brokers. Additionally, as part of these clearing relationships, the Company's market-making activities are cleared by broker-dealers pursuant to Rule 15c3-1(a)(6) agreements. Per these agreements, the Company's clearing brokers are required to make certain calculations to assure compliance with the rule. This can also result in credit risk with these clearing brokers in the event a clearing broker does not fulfil its obligations under the agreements. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations governing brokers in the United States, as well as the Company's periodic monitoring of each clearing broker's creditworthiness.

The Company maintains cash deposits with financial institutions. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

In the normal course of business, the Company is subject to regulatory oversight. Although open matters are subject to uncertainties inherent in the process, management believes that the ultimate resolution of any current open matters will not have a significant impact to the ongoing operations of the Company.

Note 7. Derivative Instruments and Hedging Activities

The Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contracts. Furthermore, the Company's trading activities may involve the use of hedging strategies to reduce market risks. There is no guarantee that the hedging strategies will achieve their desired result. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or as a component of receivables from or payables to clearing brokers.

As of December 31, 2023, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2023		Gross Liability Derivatives at Fair Value December 31, 2023	
Equity index				
Options	3,167,497,770	(1)	3,286,670,349	(1)
Futures	8,570,475	(2)	961,452	(2)
Precious metals				
Options	337,445,325	(1)	341,939,660	(1)
Futures	9,702,559	(2)	-	
	$ 3,523,216,129		$ 3,629,571,461	

(1) - Included in Derivative financial instruments owned and sold, at fair value on the statement of financial condition
(2) - Included in Receivables from and Payables to clearing brokers, net on the statement of financial condition
(3) - Included in Proprietary trading, net on the statement of operations

Note 7. Derivative Instruments and Hedging Activities (Continued)

The gross amounts of assets and liabilities subject to netting and gross amounts offset in the statement of financial condition as of December 31, 2023 were as follows:

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Assets					
Futures contracts	$ 23,497,789	$ (6,186,207)	$ 17,311,582	$ -	$ 17,311,582
Options	3,124,780,398	(3,124,780,398)	-	380,162,697	380,162,697
	$ 3,148,278,187	$ (3,130,966,605)	$ 17,311,582	$ -	$ 397,474,279
Liabilities					
Futures contracts	$ 6,186,207	$ (6,186,207)	$ -	$ -	$ -
Options	3,260,786,166	(3,124,780,398)	136,005,768	367,823,843	503,829,611
	$ 3,266,972,373	$ (3,130,966,605)	$ 136,005,768	$ -	$ 503,829,611

Note 8. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2023, the Company had net capital of $48,976,674, which was $47,976,674 in excess of its required minimum net capital of $1,000,000.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued. The Company has not identified any subsequent events that require disclosure through the date of this audit report.